Exhibit 4.5

IDAHO GENERAL MINES, INC.

10 North Post Street, Suite 610

Spokane, Washington  99201

January 10,  2006

Dear Investor:

Thank you for participating in the recent offering of units (the “Units”) by Idaho General Mines, Inc. (the “Corporation”) pursuant to our Private Placement Memorandum dated November 10, 2005.  As you may be aware, on December 28, 2005, the Corporation filed a prospectus with securities regulators in Canada for an initial public offering in Canada (the “Canadian IPO”) of shares of the Corporation’s common stock (“Common Stock”) and warrants to purchase Common Stock (the shares of Common Stock sold in the Canadian IPO and to be issued upon exercise of such warrants are collectively referred to as the “Canadian Shares”).  In connection with the Canadian IPO, the Corporation intends to file a registration statement (the “Canadian Resale Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) to qualify the resale of the Canadian Shares for sale under the Securites Act of 1933, as amended (the “Securities Act”).

We are pleased to inform you that, upon the earlier to occur of (i) the filing with the Commission of the Canadian Resale Registration Statement which is expected to occur on or prior to 30 days after the final closing of the Canadian IPO or (ii) April 30, 2006,  our board of directors has determined to file with the Commission a registration statement under the Securities Act (the “U.S. Placement Registration Statement”) with respect to the shares of common stock comprising the Units and the shares of common stock underlying the warrants comprising the Units (collectively, the “U.S. Private Placement Shares”).  We will use commercially reasonable efforts to cause the U.S. Placement Registration Statement to remain effective until the expiration of the exercise period for the warrants comprising part of the Units.  The U.S. Placement Registration Statement will qualify the resale of the U.S. Private Placement Shares in the United States, subject to certain customary conditions and other limitations.  These rights will inure to each purchaser of Units in the U.S. Private Placement set forth on Annex A hereto (each, an “Investor” and collectively, the “Investors”).

If the U.S. Placement Registration Statement is not filed with the Commission on or prior to April 30, 2006, without regard for the reason therefor, then in addition to any other rights the Investors may have under applicable law, on each day commencing on May 1, 2006 until the day that the U.S. Placement Registration Statement is so filed with the Commission, the Corporation agrees to pay to each Investor an amount in cash, as partial liquidated damages and not as a penalty, equal to 1/30th of 1.0% of the aggregate purchase price paid to the Corporation by such Investor for the purchase of Units; provided that in no event shall the aggregate amount payable to any such Investor exceed 5.0% of the aggregate purchase price paid by such Investor for the Units.  The Corporation agrees to pay any such partial liquidated damages pursuant to this paragraph in arrears on a weekly basis on the last business day of each such week.  If the Corporation fails to pay any partial liquidated damages pursuant to this paragraph in full within seven days after the date payable, the Corporation will pay interest thereon at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

We will be contacting you at a later date to collect information that we will need in connection with the filing of the U.S. Placement Registration Statement and to outline your rights and obligations in connection therewith.  We thank you for your continued interest in Idaho General Mines, Inc.

Sincerely,

/s/ Robert L. Russell

Robert L. Russell

President of Idaho General Mines, Inc.